Exhibit 1

HDFC BANK LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2006 and September 30, 2006
(Unaudited)

	As of
	March 31,		September 30,		September 30,
	2006		2006		2006
	(In millions except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	61,194.3	Rs.	57,569.0	US$	1,252.9
Term placements		10,243.7		7,760.9		168.9
Investments held for trading, at fair value		2,945.6		34,964.7		760.9
Investments available for sale, at fair value (includes restricted investments of Rs. 90,102.5 and Rs. 81,089.3 respectively)		273,457.0		271,064.8		5,899.1
Securities purchased under agreements to resell		4,200.0		—		—
Loans (net of allowance of Rs. 5,653.3 and Rs. 6,914.4 respectively; includes Rs. 47,100 and Rs. 43,400 respectively for assets pledged as collateral for borrowings and are therefore restricted)		395,274.3		471,168.9		10,253.9
Accrued interest receivable		8,662.7		9,931.2		216.1
Property and equipment, net		8,714.6		10,066.8		219.1
Other assets		26,277.2		25,097.9		546.3

Total assets	Rs.	790,969.4	Rs.	887,624.2	US$	19,317.2

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Liabilities
Interest-bearing deposits	Rs.	410,181.2	Rs.	485,672.9	US$	10,569.6
Non-interest-bearing deposits		147,124.2		148,175.2		3,224.7

Total deposits		557,305.4		633,848.1		13,794.3
Short-term borrowings		75,676.7		72,318.9		1,573.9
Accrued interest payable		8,264.1		12,262.1		266.9
Long-term debt		17,028.6		29,004.6		631.2
Accrued expenses and other liabilities		77,201.8		81,496.0		1,773.6

Total liabilities		735,476.6		828,929.7		18,039.9

Contingencies (See Note 4)		—		—		—

Minority interest		225.3		288.2		6.3

Shareholders’ equity:

Equity shares: par value—Rs.10 each; authorized 450,000,000 shares; issued and outstanding 313,142,408 and 314,374,808 shares respectively		3,131.4		3,143.7		68.4
Additional paid in capital		26,805.7		27,746.8		603.8
Retained earnings		18,284.6		19,260.8		419.1
Statutory reserve		8,364.6		9,620.2		209.4
Deferred stock-based compensation		(19.5)		—		—
Accumulated other comprehensive loss		(1,299.3)		(1,365.2)		(29.7)

Total shareholders’ equity		55,267.5		58,406.3		1,271.0

Total liabilities and shareholders’ equity	Rs.	790,969.4	Rs.	887,624.2	US$	19,317.2

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For six-month periods ended September 30, 2005 and 2006
(Unaudited)

	Six months ended September 30,
	2005		2006		2006
	(In millions, except share and per share amounts)

Interest and dividend revenue:
Loans	Rs.	12,336.8	Rs.	20,132.7	US$	438.1
Trading securities		55.4		509.7		11.1
Available for sale securities, including dividend income		6,004.2		9,540.9		207.7
Other		697.1		1,308.7		28.5

Total interest revenue		19,093.5		31,492.0		685.4

Interest expense:
Deposits		6,556.8		12,580.7		273.8
Short-term borrowings		1,269.0		1,791.2		39.0
Debt		172.1		835.2		18.2

Total interest expense		7,997.9		15,207.1		331.0

Net interest revenue		11,095.6		16,284.9		354.4
Provision for credit losses, net		2,600.2		4,073.2		88.6

Net interest revenue after provision for credit losses		8,495.4		12,211.7		265.8

Non-interest revenue, net:
Fees and commissions		4,397.0		6,136.5		133.5
Trading securities gains (losses), net		5.5		18.0		0.4
Realized gain (losses) on sales of available for sale securities, net		365.9		(635.6)		(13.8)
Foreign exchange transaction gains		500.3		1,145.6		24.9
Derivative transaction gains (losses), (net)		21.1		(527.6)		(11.5)
Other, net		8.6		202.1		4.4

Total non-interest revenue, net		5,298.4		6,339.0		137.9

Total revenue, net		13,793.8		18,550.7		403.7

Non-interest expense:
Salaries and staff benefits		2,317.1		5,221.3		113.6
Premises and equipment		1,392.0		2,342.8		51.0
Depreciation and amortization		814.0		1,077.2		23.4
Administrative and other		3,220.7		3,907.0		85.0

Total non-interest expense		7,743.8		12,548.3		273.0

Income before income tax expense		6,050.0		6,002.4		130.7
Income tax expense		1,861.7		1,779.0		38.7

Net income before minority interest		4,188.3		4,223.4		92.0
Minority interest		—		24.3		0.5

Net income	Rs.	4,188.3	Rs.	4,199.1	US$	91.5

Per share information: (see note 5)
Earnings per equity share—basic	Rs.	13.44	Rs.	13.38	US$	0.29
Earnings per equity share—diluted	Rs.	13.26	Rs.	13.19	US$	0.28
Per ADS information (where 1 ADS represents 3 shares): (see note 5)
Earnings per ADS—basic	Rs.	40.31	Rs.	40.14	US$	0.87
Earnings per ADS—diluted	Rs.	39.77	Rs.	39.57	US$	0.86
See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods September 30, 2005 and 2006
(Unaudited)

	Six months ended September 30,
	2005		2006		2006
	(In millions)

Net cash used in operating activities	Rs.	(905.0)	Rs.	(13,103.0)	US$	(285.1)

Cash flows from investing activities:
Net change in term placements		(943.6)		2,482.8		54.0
Net change in securities		(16,185.6)		648.6		14.1
Net change in repurchase options and reverse repurchase options		(1,575.0)		4,200.0		91.4
Proceeds from loans securitized		—		6,535.8		142.2
Loans purchase		(8,601.9)		(9,269.4)		(201.7)
Repayments on loans purchase		2,266.6		2,673.3		58.2
Increase in loans originated, net of principal collections		(65,274.2)		(79,827.1)		(1,737.3)
Additions to property and equipment		(1,162.6)		(2,156.9)		(46.9)
Proceeds from sale or disposal of property and equipment		2.9		24.1		0.5

Net cash used in investing activities		(91,473.4)		(74,688.8)		(1,625.5)

Cash flows from financing activities:
Net increase in deposits		90,918.4		76,542.7		1,665.8
Net increase (decrease) in short-term borrowings		2,289.7		(3,357.8)		(73.1)
Proceeds from issuance of debt		—		28,120.0		612.0
Repayments of debt		(9.7)		(16,144.0)		(351.3)
Proceeds from issuance of equity shares for options exercised		223.0		972.9		21.1
Proceeds from applications received for shares pending allotment		38.4		—		—
Payment of dividends and dividend tax		(1,597.1)		(1,967.3)		(42.8)

Net cash provided by financing activities		91,862.7		84,166.5		1,831.7

Net change in cash		(515.7)		(3,625.3)		(78.9)
Cash and cash equivalents, beginning of year		37,575.9		61,194.3		1,331.8

Cash and cash equivalents, end of year	Rs.	37,060.2	Rs.	57,569.0	US$	1,252.9

Supplementary cash flow information:
Interest paid	Rs.	7,335.0	Rs.	11,209.1	US$	243.9
Income taxes paid	Rs.	1,972.0	Rs.	2,550.0	US$	55.5
See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For each of the six month period ended September 30, 2005 and 2006
(Unaudited)

						Advance								Accumulated
				Additional paid		received						Deferred stock-		other		Total
	Number of	Equity share		in		pending		Retained		Statutory		based		comprehensive		Shareholders’
	Equity shares	capital		Capital		allotment of		Earnings		reserve		compensation		income (loss)		Equity
						shares
	(In millions, except for equity shares)
Balance at April 1, 2005	309,875,308	Rs.	3,098.7	Rs.	25,789.2	Rs.	423.3	Rs.	12,871.6	Rs.	6,187.6	Rs.	(66.1)	Rs.	1,033.7	Rs.	49,338.0

Shares issued upon exercise of options	2,168,800		21.7		624.6		(423.3)										223.0
Dividends, including dividend tax									(1,597.1)								(1,597.1)
Advance received pending allotment of shares							38.4										38.4
Amortization of deferred stock-based compensation													23.3				23.3
Transfer to statutory reserve									(957.9)		957.9						—
Net income									4,188.3								4,188.3
Change in the unrealized loss on available for sale securities, net															(427.0)		(427.0)

Balance at September 30, 2005	312,044,108	Rs.	3,120.4	Rs.	26,413.8	Rs.	38.4	Rs.	14,504.9	Rs.	7,145.5	Rs.	(42.8)	Rs.	606.7	Rs.	51,786.9

Balance at April 1, 2006	313,142,408	Rs.	3,131.4	Rs.	26,805.7	Rs.	—	Rs.	18,284.6	Rs.	8,364.6	Rs.	(19.5)	Rs.	(1,299.3)	Rs.	55,267.5
Shares issued upon exercise of options	1,232,400		12.3		947.6												959.9
Profit on sale of shares by EWT					13.0												13.0
Dividends, including dividend tax									(1,967.3)								(1,967.3)
Advance received pending allotment of shares																	—
Adjustment on initial application of FAS 123 (R)					(19.5)								19.5				—
Transfer to statutory reserve									(1,255.6)		1,255.6						—
Net income									4,199.1								4,199.1
Unrealized gain reclassified to earnings															262.5		262.5
Change in the unrealized loss on available for sale securities, net															(328.4)		(328.4)
Balance at September 30, 2006	314,374,808	Rs.	3,143.7	Rs.	27,746.8	Rs.	—	Rs.	19,260.8	Rs.	9,620.2	Rs.	—	Rs.	(1,365.2)	Rs.	58,406.3

Balance at September 30, 2006	314,374,808	US$	68.4	US$	603.8	US$	—	US$	419.1	US$	209.4	US$	—	US$	(29.7)	US$	1,271.0

See accompanying notes to condensed consolidated financial statements

HDFC Bank Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)
These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on October 1, 2006.
1. Summary of Significant Accounting Policies
a. Principles of Consolidation
     The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method, and the pro rata share of their income (loss) is included in income. Income from investments in less than 20% owned companies is recognized when dividends are received. The Bank consolidates entities deemed to be Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46 (R)). All significant inter-company accounts and transactions are eliminated on consolidation.
b. Basis of presentation
     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (‘‘RBI’’) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses; classification and valuation of investments; accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees and derivative financial instruments, and the presentation format and disclosures of the financial statements and related notes.
c. Use of Estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses and the valuation of unlisted investments.
d. Income tax
     The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for the full year.
e. Revenue recognition
     Interest income from loans and from investments in finance leases is recognized on an accrual basis when earned except in respect of loans or finance leases placed on non-accrual status, where it is recognized when received. The Bank generally does not charge upfront loan origination fees. Nominal application fees are charged which offset the related costs incurred.
     Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.
     Dividends are recognized when declared.
     Realized gains and losses on sales of securities are recorded on the trade date and are determined using the weighted average cost method.
     Other fees and income are recognized when earned, which is when the service that results in the income has been provided.
     The Bank amortizes annual fees on credit cards over the contractual period of the fees.

f. Convenience Translation
     The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the period ended September 30, 2006 have been translated into U.S. dollars at U.S.$1.00 = Rs. 45.95 based on the noon buying rate for cable transfers on September 29, 2006 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.
2. Segment Information
     The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. Substantially all operations and assets are based in India.
     The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans, provides credit cards and debit cards, distributes third-party financial products such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment primarily comprise interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses.
     The wholesale banking segment provides loans and transaction services to corporate customers. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.
     The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations.
     Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market-discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by corporate customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.
     Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated equally to each segment. Income taxes for each segment have been allocated based on the effective rate applicable to the Bank, adjusted for specifically identifiable permanent differences relating to each segment.

     Summarized segment information for the six-month periods ended September 30, 2005 and 2006 is as follows:

	Six-months ended September 30, 2005								Six-months ended September 30, 2006
	Retail		Wholesale		Treasury				Retail		Wholesale		Treasury
	Banking		Banking		Services		Total		banking		Banking		services		Total
	(In millions)								(In millions)
Net interest revenue	Rs.	7,491.3	Rs.	3,444.1	Rs.	160.2	Rs.	11,095.6	Rs.	11,536.9	Rs.	3,617.3	Rs.	1,130.7	Rs.	16,284.9
Less: Provision for credit losses		2,374.2		226.0		—		2,600.2		4,046.2		27.0		—		4,073.2

Net interest revenue, after allowance for credit losses		5,117.1		3,218.1		160.2		8,495.4		7,490.7		3,590.3		1,130.7		12,211.7
Non-interest revenue		4,019.7		849.8		428.9		5,298.4		6,233.1		645.9		(540.0)		6,339.0
Non-interest expense		(6,028.8)		(1,332.2)		(382.8)		(7,743.8)		(9,753.5)		(2,027.7)		(767.1)		(12,548.3)

Income before income tax		3,108.0		2,735.7		206.3		6,050.0		3,970.3		2,208.5		(176.4)		6,002.4

Segment assets:
Segment average total assets	Rs.	241,988.6	Rs.	280,209.6	Rs.	30,156.1	Rs.	552,354.3	Rs.	361,460.3	Rs.	428,071.2	Rs.	38,968.3	Rs.	828,499.8
3. Stock-Based Compensation
     The Bank has elected to use the fair value method to account for the compensation cost of stock options and awards granted to employees of the Bank with effect from April 01, 2006 in accordance with Statement of Financial Accounting Standard No. 123(R) Share-based payments (“SFAS 123(R)”).
     Had compensation cost for the Bank’s stock option plans been determined based on the fair value approach for periods prior to April 01, 2006 then the Bank’s net income and earnings per share would have been as per the pro forma amounts indicated below:

		Six-months ended September 30,
		2005		2006
		(In millions, except per share amounts)
Net Income:	As reported	Rs.	4,188.3	Rs.	4,199.1
Add: Stock-based employee compensation expense included in net income	As reported		23.3		*
Less: Stock-based compensation expense determined under fair value based method :	Pro forma		(774.2)		*

Net Income:	Pro forma	Rs.	3,437.4		*

Basic earnings per share	As reported	Rs.	13.44	Rs.	13.38
	Pro forma		11.03		*
Diluted earnings per share	As reported	Rs.	13.26	Rs.	13.19
	Pro forma		10.88		*
Basic earnings per ADS	As reported	Rs.	40.31	Rs.	40.14
	Pro forma		33.08		*
Diluted earnings per ADS	As reported	Rs.	39.77	Rs.	39.57
	Pro forma		32.64		*

Note: *	Proforma earnings is not calculated separately for the six-months ended September 30, 2006, since the bank has elected to use the fair value method to account for compensation cost of options and included the same in the net income.

     The following table sets forth the total stock-based compensation expense included in the Condensed Consolidated Statements of Income as a result of adopting SFAS 123(R) on April 1, 2006, and the related decrease in net income and earnings per share compared to what it would have reported had it continued to account for stock-based compensation under Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”):

Six months ended September 30, 2006
(In million, except per share amounts)
Non-interest expense
Salary and benefits	450.9

Stock based compensation before income tax	450.9

Income tax benefit	—

Stock based compensation after income tax	450.9

Earnings per equity share—basic	1.44
Earnings per equity share—diluted	1.42

Earnings per ADS—basic	4.32
Earnings per ADS—diluted	4.26
     The fair value of options used to compute pro forma net income and compensation cost have been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Six months ended September 30,
	2005*	2006*
Dividend yield	0.7%	0.7%
Expected volatility	21.25%	21.25%
Risk—free interest rate	6.1%—6.6%	6.1%—6.6%
ESOS Plan
EWT Plan
Expected lives:	1— 7 years	1— 7 years
ESOS Plan
EWT Plan

* No options were granted in the six-month periods ended September 30, 2005 and 2006.
4. Commitments and contingent liabilities
Capital commitments
     The Bank has entered into committed capital expenditure contracts, principally for branch expansion and technology upgrades. The estimated amounts of such capital expenditure contracts remaining to be executed as of March 31, 2006 and September 30, 2006 aggregated Rs. 946.8 million and Rs. 852.0 million, respectively.
Contingencies
     The Bank is party to various legal and tax-related proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of financial condition, operations or cash flows.
Foreign exchange and derivative contracts
     The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

     Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in rupees against another currency and exchange of notional principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.
     The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates, during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counter-parties. The extent of loss on account of a counter-party default will depend on the replacement value of the contract at the ongoing market rates.
     Fair values for off balance sheet derivative financial instruments are based on quoted market prices, except in the case of certain options and currency swaps where pricing models are used.
     The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2006 and September 30, 2006, together with the fair values on each reporting date.

	As of March 31, 2006						As of September 30, 2006
			Fair				Fair				Fair
	Notional		value		Notional		Value		Notional		value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,209,102.8	Rs.	(593.1)	Rs.	1,412,029.1	Rs.	(481.1)	US$	30,729.6	US$	(10.5)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	845,329.3	Rs.	1,025.8	Rs.	982,509.2	Rs.	1,403.2	US$	21,382.1	US$	30.5
     The bank has not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings.
Guarantees
     As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 18 months.
     The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments.
     The fair values of guarantees and documentary credits are estimated based on the portion of unamortized fees currently charged for such contracts. Based on historical trends, the Bank has recognized a liability of Rs. 323.0 million and Rs. 355.3 million as of March 31, 2006 and September 30, 2006 respectively, in respect of guarantees issued or modified after December 31, 2002.

     Details of guarantees and documentary credits outstanding are set out below:

	As of March 31, 2006		As of September 30, 2006

	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	21,141.0	Rs.	21,354.0	US$	464.7
Performance guarantees		12,940.9		15,209.4		331.0
Documentary credits		24,103.7		25,768.7		560.8

Total	Rs.	58,185.6	Rs.	62,332.1	US$	1,356.5

Estimated fair values:
Guarantees	Rs.	(171.1)	Rs.	(205.7)	US$	(4.5)

Documentary credits		(38.6)		(41.2)		(0.9)

Total	Rs.	(209.7)	Rs.	(246.9)	US$	(5.4)

     As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event the Bank makes payment on account of the defaulting customer, to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss.
Loan sanction letters
     The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 118,020.4 million as of September 30, 2006. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.
5. Earnings per equity share
     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. None of the potential equity shares outstanding during the fiscal years ended September 30, 2005 and 2006 were anti-dilutive.

	As of September 30,
	2005	2006

Weighted average number of equity shares used in computing basic earnings per equity share	311,481,870	313,785,863
Effect of potential equity shares for stock options outstanding	4,217,123	4,457,660

Weighted average number of equity shares used in computing diluted earnings per equity share	315,698,993	318,243,523

     For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

     The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS :

	Six-months ended September 30,
	2005		2006		2006

Basic earnings per share	Rs.	13.44	Rs.	13.38	US$	0.29
Effect of potential equity shares for stock options outstanding		0.18		0.19		0.01

Diluted earnings per share	Rs.	13.26	Rs.	13.19	US$	0.28

Basic earnings per ADS	Rs.	40.31	Rs.	40.14	US$	0.87
Effect of potential equity shares for stock options outstanding		0.54		0.57		0.01

Diluted earnings per ADS	Rs.	39.77	Rs.	39.57	US$	0.86

6. Regulatory Capital and Capital Adequacy
     The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and are as follows:

	As of March 31, 2006		As of September 30, 2006

	(In millions)
Tier 1 capital	Rs.	51,499.1	Rs.	57,050.9	US$	1,241.6
Tier 2 capital		17,207.1		27,093.9		589.6

Total capital	Rs.	68,706.2	Rs.	84,144.8	US$	1,831.2

Total risk weighted assets and contingents	Rs.	602,176.2	Rs.	696,095.1	US$	15,149.0

Capital ratios of the Bank:
Tier 1		8.55%		8.20%		8.20%
Total capital		11.41%		12.09%		12.09%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%
Total capital		9.00%		9.00%		9.00%
7. Long-term debt
     Long-term debt as of March 31, 2006 and September 30, 2006 is comprised of the following:

	As of March 31,		As of September 30,

	2006		2006		2006

	(In millions)
Subordinated debt	Rs.	17,020.0	Rs.	28,120.0	US$	612.0
Others		8.6		884.6		19.2

Total	Rs.	17,028.6	Rs.	29,004.6	US$	631.2

     The scheduled maturities of long-term debt are set out below:

	As of September 30,
	2006		2006
	(In millions)
Due during the twelve months ending September 30:
2007	Rs.	306.0	US$	6.6
2008		3.0		0.1
2009		220.0		4.8
2010		355.6		7.7
2011		—		—
Thereafter (1)		26,120.0		568.5

Total	Rs.	27,004.6	US$	587.7

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.
     During the six-month period September 2006 the Bank issued Rs. 10.10 billion of unsecured subordinated debt at an annualized coupon between 8.45% to 9.20% and having a maturity ranging from 10 to 15 years.
     In September 2006, the Bank issued Rs. 2.0 billion unsecured non-convertible subordinated perpetual bonds at an annualized coupon rate of 9.92%. These bonds are callable at par at the option of the issuer after ten years. An annualized coupon rate of 10.92% is payable commencing after the end of ten years.
     Other long-term debt includes capital leases and a loan from the Indian Renewable Energy Development Authority used to finance solar equipment.